ECARX-Backed Chip Maker SiEngine Secures US$200M Equity Financing to Accelerate Vertical Silicon-to-Software SDV Innovation
London UK, July 31, 2026 – /PRNewswire/ -- ECARX Holdings Inc. (Nasdaq: ECX) recognises today’s key update from SiEngine Technology Co., Ltd., its incubated automotive semiconductor investment.
SiEngine has secured US$200 million in new equity capital from institutional investors over the course of H1 2026, hitting a transformative funding milestone as one of China’s top vehicle-grade semiconductor designers.
The investment strongly validates ECARX’s long-term vertical integration strategy and the powerful, eight year-long collaborative success between ECARX and its flagship silicon innovation affiliate.
Co-founded in 2018 by ECARX and Arm China, SiEngine has evolved into an independent automotive semiconductor enterprise, with ECARX retaining its position as the company’s largest single shareholder.
SiEngine was created to develop tailor-made, vehicle-grade silicon chips optimized exclusively for ECARX’s full-stack software-defined vehicle ecosystem, delivering strong cost-performance advantages for intelligent mobility platforms.
This US$200 million equity injection will fuel SiEngine’s next-phase R&D, production capacity expansion, globalization and international customer growth, further strengthening the unique ECARX vertical silicon-to-software competitive moat.
Co-Developed Silicon & Computing Platform Ecosystem with Proven Scale
The two parties have jointly built an integrated technology system centered on SiEngine’s Longying series SoCs and ECARX’s Antora® central computing platforms, delivering mature coordinated chip-and-software solutions. Antora® solutions powered by the 7nm Longying I chip have achieved global deployment, supporting dozens of vehicle models including Geely Galaxy, Lynk & Co and FAW Hongqi.
Drawing on ECARX’s worldwide OEM reach and SiEngine’s custom high-performance automotive silicon, the pair secured a landmark multi-year supply agreement with a major global automaker to drive further volume growth.
SiEngine’s newly unveiled 5nm Longying II cabin-driving fusion SoC integrates native large language model functionality and boosted AI compute performance. Purpose-built for ECARX’s next-generation Antora central computing platforms and Flyme Auto OS, the chip establishes a new industry benchmark for China’s end-to-end software-defined vehicle technology.
Beyond their core passenger vehicle offering, ECARX and SiEngine have broadened their combined technology and commercial footprint via strategic alliances with commercial vehicle and robotaxi manufacturers.
ECARX and SiEngine’s unified silicon solutions now support passenger vehicles, commercial fleets, and full-spectrum L2 to L4 intelligent driving use cases, expanding the partnership’s total addressable market and unlocking long-term growth opportunities.
About ECARX Holdings Inc. (Nasdaq: ECX)
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems. As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX's proven technology is deployed across over 11 million vehicles worldwide and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence. Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 13 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees.
About SiEngine Technology Co., Ltd.
Founded in 2018 with strategic founding investment from ECARX, SiEngine is a leading domestic automotive semiconductor enterprise focused on high-performance, vehicle-grade cockpit and ADAS SoC design and mass production. Its flagship chip series powers ECARX’s market-leading Antora computing platforms, delivering high-reliability, customized silicon solutions for the new generation of intelligent vehicles.
For more information: https://www.siengine.com/en/index.aspx